VIA FACSIMILE
									May 3, 2006

James P. Cox
Chief Financial Officer
PQ Corporation
1200 West Swedesford Road
Berwyn, Pennsylvania 19312

Re:	PQ Corporation
	Registration Statement on Form S-4
	Amended April 13, 2006
	File No. 333-12570

Dear Mr. Cox:

      We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have referred to valuation specialists on page
50. Please either identify your independent valuation firms or delete your references to them. If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

Results of Operations, page 56

2. We note your disclosure that your pro forma net income for the year ended December 31, 2005 was $1.6 million. However, in the table on page 53, it appears that for the year ended December 31, 2005, your pro forma net loss was $5 million. Please revise accordingly.

19. Income Taxes, page F-27

3. We note that you recognized $4,586 during the Successor period related to a change in tax contingencies. We also note your disclosures regarding tax contingencies on page F-50 and 51. However, given that this amount represents approximately 13% of your
Successor net income and given the uncertainties surrounding this amount, please disclose further details such as the reasons for tax reserves related to the deductibility of costs of the Transactions, the circumstances that gave rise to the changes in the tax contingencies in your foreign subsidiaries, and the periods subject to open audits.

29. Quarterly Results, page F-46

4. We note your presentation of quarterly results and that the first quarter of 2005 includes predecessor operations through February 11,
2005 and successor operations from February 12, 2005 to March 31, 2005. However, in consideration that your predecessor and successor financial statements are not prepared on a comparable basis, it is unclear how you can combine these two periods for your 2005 first quarter results. Please revise accordingly.

Legal Opinion

5. Please refer to the second full paragraph on the second page of the legal opinion. Please delete sub-sections (c) and (d).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Please contact Ryan Rohn at (202) 551-
3739 or Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

      Sincerely,


      Pamela A. Long
      Assistant Director


cc:	Peter Labonski, Esq.
	Tim Pitrelli, Esq.
	Fax: (212) 751-4864
James P. Cox
PQ Corporation
December 22, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE